SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 HSN Enhances Employee Engagement with NICE Performance Management, Dated March 08, 2017

99.2 NICE Actimize Announces New Investigation Management Solution to Empower Analysts by Automating Evidence Gathering, Dated March 20, 2017

99.3 Global Educational Institution Moves 1,400 Agents to inContact Customer Interaction Cloud, Dated March 21, 2017

99.4 NICE Actimize Selected by Valley National Bank to Implement Its New AML and Financial Crime Platform Strategy, Dated March 27, 2017

99.5 NICE Recognized for Setting New Standards in the Market with 2017 CRM Service Rising Star Award, Dated March 28, 2017

99.6 Yapı Kredi Drives Improved Customer Service and Greater Operational Efficiency with NICE Analytics, Dated March 29, 2017

99.7 No Organization Too Large or Too Complex for NICE Robotic Process Automation, Dated March 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel

Dated: April 3, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 HSN Enhances Employee Engagement with NICE Performance Management, Dated March 08, 2017

99.2 NICE Actimize Announces New Investigation Management Solution to Empower Analysts by Automating Evidence Gathering, Dated March 20, 2017

99.3 Global Educational Institution Moves 1,400 Agents to inContact Customer Interaction Cloud, Dated March 21, 2017

99.4 NICE Actimize Selected by Valley National Bank to Implement Its New AML and Financial Crime Platform Strategy, Dated March 27, 2017

99.5 NICE Recognized for Setting New Standards in the Market with 2017 CRM Service Rising Star Award, Dated March 28, 2017

99.6 Yapı Kredi Drives Improved Customer Service and Greater Operational Efficiency with NICE Analytics, Dated March 29, 2017

99.7 No Organization Too Large or Too Complex for NICE Robotic Process Automation, Dated March 30, 2017